Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260296

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 21, 2021)

Up to 174,531,127 Shares of Common Stock

by the Selling Securityholders

Up to 6,749,468 Warrants to Purchase Common Stock

by the Selling Securityholders

Up to 20,549,468 Shares of Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated October 21, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-260296) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021 and declared effective by the SEC on October 21, 2021.

The Prospectus and this prospectus supplement relate to the resale of (i) 22,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sarcos Technology and Robotics Corporation (the “Company”) issued in the PIPE Financing (as defined in the Prospectus) by certain of the selling securityholders, (ii) 139,375,699 shares of Common Stock issued or issuable to certain selling securityholders in connection with the Business Combination (as defined in the Prospectus), (iii) 6,405,960 shares of Common Stock issued to certain security holders in a private placement prior to and in connection with our predecessor’s initial public offering; (v) 6,749,468 warrants to purchase Common Stock and (vi) 6,749,468 shares of Common Stock underlying warrants. This prospectus also relates to the issuance by us of up to 20,549,468 shares of Common Stock issuable upon the exercise of warrants, in each case as further described herein. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends, and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 12 of this Prospectus.

You should rely only on the information contained in this Prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2022.

SELLING SECURITYHOLDERS

This Prospectus Supplement is filed solely for the purpose of including selling securityholders who have acquired common stock included for resale in this Prospectus from certain existing selling securityholders whose shares were previously registered for resale in the Registration Statement on Form S-1 (Registration Statement No. 333-260296). As of March 14, 2022, the Selling Securityholders table included under the section “Selling Securityholders,” which begins on page 130 of the Prospectus, is revised to amend the information solely with respect to the following selling securityholders:

Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Shares of Class A Common Stock Offered	Private Placement Warrants Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares are Sold	%	Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold	%
Corrival Trust (1)	1,600,000	—	1,600,000	—	—	—	—	—
Mare’s Leg Capital, LLC (2)	13,512,052	—	13,512,052	—	—	—	—	—
Mare’s Leg Trust (3)	1,600,000	—	1,600,000	—	—	—	—	—
The Goodman Family 2022 Trust (4)	12,500	—	12,500	—	—	—	—	—
WXW Trust (5)	1,600,000	—	1,600,000	—	—	—	—	—

(1)

Consists of 1,600,000 shares of Common Stock held by Corrival Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of Corrival Trust and exercises voting and investment power over the shares. The beneficiaries of Corrival Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.

(2)

Consists of 13,512,052 shares of Common Stock, of which (a) 9,748,714 are shares of Common Stock received at the Closing, (b) 3,713,338 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 50,000 are shares purchased in the PIPE Financing. Benjamin G. Wolff and Julie Wolff are the sole owners of Mare’s Leg Capital, LLC and share investment and voting control over the shares. Mare’s Leg Capital, LLC is a greater than 10% holder of the Company. Benjamin G. Wolff is the Executive Chairman of the Company and Julie Wolff is the Chief Legal Officer of the Company. The address is 650 South 500 West, Salt Lake City, Utah 84108.

(3)

Consists of 1,600,000 shares of Common Stock held by Mare’s Leg Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of Mare’s Leg Trust and exercises voting and investment power over the shares. The beneficiaries of Mare’s Leg Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.

(4)

Consists of 12,500 shares of Common Stock held by The Goodman Family 2022 Trust. Helane Goodman is the trustee of The Goodman Family 2022 Trust and exercises voting and investment power over the shares. The address is 5 Hemlock Drive Brookville, NY 11545.

(5)

Consists of 1,600,000 shares of Common Stock held by WXW Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of WXW Trust and exercises voting and investment power over the shares. The beneficiaries of WXW Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.